November 30, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Enel Chile S.A.

Registration Statement on Form F-4

Filed October 27, 2017

File No. 333-221156

Schedule 13E-3 and Schedule TO-T filed by Enel Generación Chile S.A.,

Enel Chile S.A., et al.

Filed October 27, 2017

File No. 005-85152

Ladies and Gentlemen:

On behalf of Enel Chile S.A. (“Enel Chile” or the “Company”), transmitted herewith is Amendment No. 1 (the “Form F-4 Amendment No. 1”) to the Registration Statement on Form F-4 of Enel Chile filed on October 27, 2017 (Registration No. 333-221156) (the “Registration Statement”). This letter also is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 21, 2017 in connection with the Registration Statement and the related Schedule 13E-3 and Schedule TO-T filed on October 27, 2017 (the “Schedule TO-T/13E-3”). Set forth below are the Staff’s comments (in bold face type) followed by Enel Chile’s responses. Enel Chile is also filing today Amendment No. 1 to the Schedule TO-T/13E-3 (the “Schedule TO-T/13E-3 Amendment No. 1”).

References to “we,” “us” and “our” in the responses set forth below are to Enel Chile, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form F-4 Amendment No. 1.

In addition to changes made to address the Staff’s comments, the Form F-4 Amendment No. 1 and Schedule TO-T/13E-3 Amendment No. 1 include various updated information and provide certain other information that was not available at the time of the initial filings of the Registration Statement and the Schedule TO-T/13E-3, including information relating to the actions taken at meetings of the respective Boards of Directors of Enel Chile and Enel Generación Chile S.A. (“Enel Generación”) on November 14, 2017.

November 30, 2017 Page 2

Registration Statement on Form F-4

General

1.	Currently the target company, Enel Generación, is not listed as a filing person on the Schedule 13E-3. If it recommends the Offer, it must be included as a filing person as well as the subject company on the Schedule 13E-3. Please confirm your understanding in your response letter. Note that while Chilean law requires individual directors to take a position on the transaction, Regulation 14E (Rule 14e-2) of the U.S. tender offer rules requires the subject company to do so.

In response to the Staff’s comment, the Company confirms that if Enel Generación recommends the Offer, Enel Generación will be included as a filing person on the Schedule 13E-3, as well as the subject company; however, the Company does not expect that Enel Generación will make its recommendation until closer to the launch of the Offers. The Company has been advised by Enel Generación that Enel Generación is aware of the Rule 14e-2 requirement that the subject company take a position on the Offers and intends to do so in the Schedule 14D-9 to be filed by Enel Generación in connection with the launch of the Offers and the Company has included disclosure to that effect under the heading “Special Factors—Position of Enel Generación as to the Fairness of the Reorganization; Recommendation—Recommendation of the Enel Generación Board of Directors” in the Form F-4 Amendment No. 1.

2.	We note that the concurrent Chilean Offer for Enel Generación is also open to U.S. Persons. In your response letter, please indicate why U.S. Persons are being included in the foreign offer. That is, advise whether Chilean law requires them to be included in the Chilean Offer. See Rule 14d-1(d)(2)(ii).

In response to the Staff’s comment, the Company supplementally advises the Staff that under Chilean law, the Chilean Offer must be addressed to all holders of Enel Generación Shares on equal terms, and, therefore, Enel Chile cannot exclude any holders of Enel Generación Shares resident in the United States from the Chilean Offer.

3.	Please revise to provide disclosure regarding the security ownership percentage, or a range, that tendering Enel Generación security holders will have, collectively, in Enel Chile after giving effect to the Reorganization. Ensure that your disclosure briefly describes the material assumptions you’ve relied upon in determining the foregoing. In doing so, please also disclose the estimated number of securities to be issued as consideration in the Merger, and disclose the security ownership percentage or range that the former EGPL security holder will hold in Enel Chile after giving effect to the Reorganization, with a view to providing investors with insight into Enel Chile’s capital structure following the Reorganization.

In response to the Staff’s comment, the Company has provided the requested disclosure under the headings “Summary—Ownership of Enel Chile and Enel Generación After the Reorganization” and “Special Factors—Ownership of Enel Chile and Enel Generación After the Reorganization” in the Form F-4 Amendment No. 1.

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Questions and Answers About the Offers, page 1

Are shareholder approvals required for the Offers?, page 3

4.	You state that “the Offers are not expected to be launched or consummated without approval by the shareholders of Enel Chile, Enel Generación and EGPL.” However, elsewhere, including on page 59, you state that shareholder approval of the Reorganization by shareholders of such entities is required under Chilean law. Please disclose whether you would be able to conduct the Offers if the shareholders of any of Enel Chile, Enel Generación or EGPL did not approve the Reorganization as a related party transaction under Chilean law, provided you waived such condition precedent.

In response to the Staff’s comment, the Company has revised the disclosure in the response to the question “Are shareholder approvals required in the Offers?” in the Form F-4 Amendment No. 1 to clarify that the Offers do not require a separate shareholder approval under Chilean law but will not be launched or consummated without the requisite approvals by the shareholders or the Board, as applicable, of Enel Chile, Enel Generación and EGPL of the Reorganization (including the Offers) as a related party transaction and other related matters subject to shareholder approval and that the requirement to obtain such approvals may not be waived. The Company notes that since the extraordinary shareholders’ meetings (“ESMs”) to approve, among other matters, the Reorganization as a related party transaction and the other related matters has been called for December 20, 2017, the outcome of the shareholder votes will be known well in advance of the launch of the Offers.

The Company supplementally advises the Staff that under Chilean law, tender offers do not normally require approval of the shareholders of either the bidder or the target companies. However, in the context of the Reorganization, the Offers are one of the transactions that are part of the overall Reorganization involving affiliated companies, which must be approved under Chilean law as a related party transaction by all participating companies. As a result, the Offers are indirectly subject to a shareholder approval requirement through the vote required on the Reorganization (including the Offers) as a related party transaction. Such approval of a related party transaction must comply with the requirements provided for each of the three companies by the applicable Chilean laws and regulations. Under Chilean law, a related party transaction may be approved either (i) by the unanimous approval of all directors without an interest in the transaction (as defined under Chilean law) or (ii) in the absence of such unanimous approval described in clause (i), by shareholders at a shareholders’ meeting with the approval of two-thirds of the outstanding voting shares of the company. In the case of Enel Generación, the Board of Directors (including both non-interested directors) unanimously approved the Reorganization (including the Offers) as a related party transaction on November 14, 2017. Enel Chile and EGPL will seek the requisite approvals of the Reorganization (including the Offers) as a related party transaction by their respective shareholders at ESMs to be held on December 20, 2017. In

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addition, shareholder approvals are required for other matters that are non-waivable conditions precedent to the launch of the Offers, such as approval of the Merger by shareholders of Enel Chile and EGPL (which under Chilean laws requires shareholder approval even if it is not a related party transaction) and approval by Enel Generación shareholders of the amendments to the Enel Generación bylaws to eliminate, among other things, the 65% stock ownership limitations under Title XII of Decree Law 3,500 of 1980. As a result, although no separate approval of the Offers is required under Chilean law, the Offers may not be launched without obtaining such related shareholder approvals at the ESMs.

What are the significant conditions of the Offers?, page 7

5.	You indicate that acceptance of tendered Enel Generación Securities in the Offers will be subject to satisfaction or waiver of the valid tender of a total number of Enel Generación Securities such that Enel Chile would hold a more than 75% interest in Enel Generación following consummation of the Offers. Disclose here, or elsewhere in your registration statement, the circumstances, if any, under which Enel Chile would consider waiving such condition.

In response to the Staff’s comment, the Company has provided the requested disclosure in the response to the question “What are the significant conditions of the Offers?” in the Form F-4 Amendment No. 1.

6.	It appears from your disclosure on page 56 that the Offers are conditioned upon holders of Enel Chile Shares not exceeding a maximum subscription threshold in connection with the Capital Increase. Please include this condition here, and provide additional disclosure about this condition on page 82 where you discuss the Capital Increase in more detail.

In response to the Staff’s comment, the Company has included the requested disclosure regarding the maximum preemptive rights subscription threshold in the response to the question “What are the significant conditions of the Offers?” in the Form F-4 Amendment No. 1 and provided additional disclosure regarding the maximum preemptive rights subscription threshold under the heading “The Capital Increase” in the Form F-4 Amendment No. 1.

The Company supplementally advises the Staff that the condition that holders of Enel Chile Shares not exceed a maximum preemptive rights subscription threshold in connection with the Capital Increase is not a formal condition to the Offers, but is a necessary corollary to the formal condition that Enel Chile have a sufficient number of shares available to issue in the subscriptions in satisfaction of the Enel Chile Share Subscription Condition and the Enel Chile U.S. Share/ADS Subscription Condition. If holders of Enel Chile Shares exceed the subscription threshold in the preemptive rights offering, there would not be a sufficient number of Enel Chile shares available to issue in connection with the subscriptions by tendering Enel Generación shareholders and ADS holders in satisfaction of the Enel Chile Share Subscription Condition and the Enel Chile U.S. Share/ADS Subscription Condition and that condition to the Offers could not be satisfied.

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How will I receive the consideration for my Enel Generación Securities tendered in the Offer?, page 9

7.	Clarify how quickly after the expiration of the Offer tendering holders will receive their new Enel Chile Shares and ADSs pursuant to the Subscription in connection with the Offer. You state that the cash to be issued in the Offer will be paid promptly after expiration. However, we note the disclosure that “[d]elivery may be made to tendering holders at different times if delivery of the Enel Generación Shares and Enel Generación ADSs and other required documents occurs at different times.”

In response to the Staff’s comment, the Company has revised the disclosure in the response to the question “How will I receive the consideration for my Enel Generación Securities tenders in the Offers?” in the Form F-4 Amendment No. 1 to clarify that tendering Enel Generación shareholders (including the ADS Custodian) will receive their new Enel Chile Shares pursuant to the Enel Chile Share Subscription Condition and the Enel Chile U.S. Share/ADS Subscription Condition in connection with the Offers on the same day as the cash payment, on the first Chilean business day of the month after the month in which the publication has been made by Enel Chile of the results of the Offers declaring that the conditions of the Offers have been satisfied and the Offers are successful. The distribution of the cash payments and Enel Chile ADSs to tendering Enel Generación ADS holders will be made in accordance with the ADS Depositary’s normal procedures for ADS issuances and cash distributions.

The Company supplementally advises the Staff that the quoted disclosure was intended to address deliveries of consideration if guaranteed delivery procedures were implemented with the Offers. However, there will not be any guaranteed delivery procedures implemented with the Offers and the quoted language was inadvertently included and has been deleted from the Form F-4 Amendment No. 1.

Special Factors

Background to the Offers, page 40

8.	We note that the Boards of Directors of Enel Generación, Enel Chile, and the Enel Entities plan to determine whether the Offers are procedurally and substantively fair to unaffiliated Enel Generación shareholders. Please provide this disclosure and the remaining information required by Regulation M-A, including Item 1014, in your next amendment. Refer to Item 4(b) of Form F-4.

In accordance with the requirements of Item 4(b) of Form F-4, the Company has included the disclosure regarding the determinations of Enel Generación, Enel Chile and Enel as to the procedural and substantive fairness of the Reorganization (which includes the Offers) to the unaffiliated shareholders of Enel Generación, as well as the other information required by Regulation M-A, in the Form F-4 Amendment No. 1.

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9.	Please disclose the reasons for undertaking the Reorganization, and for undertaking the Reorganization at this time, for all of the filing persons on the Schedule 13E-3. See Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the Company has provided the requested disclosure under the headings “Special Factors—Background of the Offers—Historical Background” and “Special Factors—Reasons for the Reorganization” in the Form F-4 Amendment No. 1.

10.	Please enhance your disclosure to explain the motivations underlying Enel Chile’s desire to obtain a greater than 75% ownership interest in Enel Generación. In this regard, we note that Enel Chile already has a controlling interest in Enel Generación.

In response to the Staff’s comment, the Company has provided the requested disclosure under the heading “Special Factors—Background of the Offers” in the Form F-4 Amendment No. 1.

11.	We note the non-binding proposal from Enel Chile to Enel on July 3, 2017 and the terms thereof. To the extent other strategic alternatives or business combinations were considered other than the described Reorganization, please revise this section to discuss if, or when, those alternatives were considered and for what reason those alternatives were not pursued. See Item 1013(b) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Special Factors—Background of the Offers—Background of the Reorganization, the Offers and the Merger” in the Form F-4 Amendment No. 1 to include disclosure that addresses the Staff’s comment.

12.	We note your references to the Board of Directors and Directors’ Committee of Enel Generación. Please disclose the difference between the foregoing, when the Director’s Committee was formed, and the scope of such committee’s responsibilities with respect to the Reorganization. Please also disclose whether any members of the Directors’ Committee were deemed to have an interest in the Reorganization under Article 147 of the Chilean Companies Act.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Special Factors—Background of the Offers—Background of the Reorganization, the Offers and the Merger” in the Form F-4 Amendment No. 1 to include additional disclosure regarding the Enel Generación Directors’ Committee.

The Company also supplementally advises the Staff as follows:

Pursuant to the Chilean Corporations Law, the Board of Directors is responsible for managing a corporation and, in such capacity, represents the corporation in all its affairs, setting general strategies for the business, operations and commercial activities. In

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addition, the Board of Directors is responsible for executing the resolutions adopted at shareholders’ meetings. The current Board of Directors of Enel Generación is comprised of nine members, all of whom are elected by the shareholders at the Enel Generación ordinary shareholders’ meeting held on April 27, 2016.

As disclosed in Item 6.C. of the Annual Report on Form 20-F of Enel Generación, which is incorporated by reference into the Form F-4 Amendment No. 1, the Directors’ Committee is a standing committee of the Board of Directors required under Chilean law, consisting of three members, a majority of whom must be independent under the requirements of the Chilean Corporations Law, and was not specifically formed for the purposes of the Reorganization. The Enel Generación Directors’ Committee was originally formed in 2009 in connection with the effectiveness of the Chilean law requiring Chilean publicly held companies to have a Directors’ Committee. The current members of the Enel Generación Directors’ Committee were appointed on April 28, 2016.

The duties of the Directors’ Committee are generally the following: (i) to examine and give their opinion on the reports of external auditors and the corporation’s financial statements prior to their presentation for the approval of the shareholders; (ii) to propose the external auditors and private rating agencies that will be recommended at the shareholders’ meeting; (iii) to examine the information on transactions with related parties and to prepare a report on those transactions; (iv) to examine the senior executive and workers compensation plans and salary systems; (v) to prepare an annual report on their activities; and (vi) to make a recommendation to the Board of Directors regarding the merits of hiring the independent auditors of the corporation for additional services. The bylaws of Enel Generación or a resolution of the shareholders at a meeting or the Board of Directors may establish additional duties of the Directors’ Committee.

The Directors’ Committee also serves as the independent Audit Committee of Enel Generación under New York Stock Exchange listing requirements. In connection with a related party transaction under the Chilean Corporations Act, the Directors’ Committee must review all information concerning the related party transaction and issue a report regarding such transaction, which must be sent to the Board of Directors and presented at the board meeting in which the related party transaction is to be approved.

The Company also notes that disclosure regarding the current directors of Enel Generación who are deemed to have an interest in the Reorganization under Article 147 of the Chilean Corporations Act is already included under “Summary—Interests of Certain Persons That Are Different from Your Interests,” “The Reorganization—Background of the Reorganization” and “Special Factors—Interests of Certain Persons That Are Different from Your Interests.” Of the three members of the Directors’ Committee of Enel Generación, only Mr. Julio Pellegrini Vial has been deemed to have an interest in the Reorganization under Article 147 of the Chilean Corporations Act by virtue of his having been elected as a director with the votes of the Enel Generación’s controlling shareholder, Enel Chile, and the disclosure in the Form F-4 Amendment No. 1 has been revised to include a statement to that effect.

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13.	You state that, in connection with the 2016 Reorganization, “there were concerns that there could be potential conflicts of interests between Enel Green Power and Enel Generación given that Enel Generación has contractual relationships with EGPL.” Please briefly elaborate upon the nature of such conflicts of interest with EGPL and disclose how the commitment of Enel “to negotiate with Enel Generación regarding the joint development of renewable energy projects in Chile” addressed those conflicts.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Special Factors—Background of the Offers—Background of the Reorganization, the Offers and the Merger” in the Form F-4 Amendment No. 1 to provide the requested disclosure.

14.	Please enhance your disclosure to provide information regarding any negotiations between the parties concerning the tender offer price, including the cash component to be allocated to satisfy the Enel Chile Share Subscription Condition and Enel Chile U.S. Share/ADS Subscription Condition, and other material transactional terms with respect to the Offers, including those contained in the August 2017 Enel Letter.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Special Factors—Background of the Offers—Background of the Reorganization, the Offers and the Merger” in the Form F-4 Amendment No. 1 to provide the requested disclosure.

15.	Please enhance your disclosure to briefly explain why Enel Chile determined to structure the Offers as all cash tender offers with the Enel Chile Share Subscription Condition and Enel Chile U.S. Share/ADS Subscription Condition. Describe any material benefits and detriments to this approach, including any aspects of this decision related to the requirements of Chilean law.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Special Factors—Background of the Offers—Background of the Reorganization, the Offers and the Merger” in the Form F-4 Amendment No. 1 to provide the requested disclosure.

Plans	for Enel Generación Following the Offers; Management and Operations after the Offers, page 45

16.	Please indicate whether, under Chilean law Enel Chile can “squeeze-out” remaining Enel Generación shareholders who do not tender in the Offer, and if so, at what levels of ownership.

In response to the Staff’s comment, the Company supplementally advises the Staff that no shareholder of Enel Generación will be squeezed-out by Enel Chile in connection with the Offers. Chilean law allows squeeze-outs of minority shareholders of Chilean public corporations in very limited cases, provided that certain conditions set forth under Chilean law are met. None of such conditions are met in the case of Enel Generación at this time and, therefore, no squeeze out of minority shareholders can occur in connection with the Offers.

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Interests of Certain Persons That Are Different from Your Interests, page 53

17.	In your response letter, tell us whether these affiliates will continue in their roles after these transactions. If they will instead, or also, assume new roles with any of the filing persons or their affiliates, please describe. Our focus is on whether any such affiliates should be individual filers on the Schedule 13E-3.

In response to the Staff’s comment, the Company supplementally advises the Staff that following the completion of the Reorganization, it is currently anticipated that Enel Generación will continue to conduct its business substantially as it is being conducted, with the members of the Board of Directors and management continuing in their current roles, subject to the regular election and appointment process of Enel Generación. The Enel Filing Persons and Enel Generación have no current plans or arrangements for any of the members of the Board or management of Enel Chile or Enel Generación assuming additional or new roles with any of the Enel Filing Persons or their affiliates as a result of or in connection with the Reorganization. As disclosed under the heading “Special Factors—Plans for Enel Generación Following the Offers; Management and Operations after the Offers” in the Form F-4 Amendment No. 1, following consummation of the Reorganization, the Enel Filing Persons and Enel Generación will continuously evaluate and review the business and operations of Enel Generación and may propose and develop new plans and proposals which they consider to be in the best interests of the Enel Filing Persons, Enel Generación and their respective shareholders, including changing the membership of the Board of Directors or management of Enel Generación. However, the Company does not believe that any of such affiliates would have an interest in the Reorganization that would require them to be individual filers on Schedule 13E-3.

Risk Factors, page 55

18.	The risk factor discussion must immediately follow the summary section. Please revise accordingly. Refer to Item 3 of Form F-4 and Item 503(c) of Regulation S-K.

In response to the Staff’s comment, the “Risk Factors” section in Form F-4 Amendment No. 1 has been moved to follow immediately after the “Summary” section.

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“Risks Related to Enel Chile’s Business Following the Offers and the Merger,” page 57

19.	We note your disclosure in this section pertaining to the business of Enel Chile following completion of the Offers and Merger, and risks attendant thereto. Please enhance your disclosure to address when you expect to close the Merger and discuss whether it is possible the Merger will not be consummated but the Offers will close. In this regard, we note that it does not appear that the Offers are conditioned upon the completion of the Merger. Please also discuss the risks associated with the fact that you have not entered into a merger agreement with Enel in connection with the proposed Merger.

In response to the Staff’s comment, the Company has included disclosure under the headings “The Reorganization” and “The Merger—Effective Date and Completion of the Merger” in the Form F-4 Amendment No. 1 to discuss the expected timing of the closing of the Merger and the fact that it would not be possible for the Merger not be consummated but the Offers to close.

In addition, the Company has revised the disclosure under the heading “Risk Factors—Risks Related to Enel Chile’s Business Following the Offers and the Merger” in the Form F-4 Amendment No. 1 to provide the requested disclosure regarding the risk that Enel Chile has not entered into a merger agreement with Enel in connection with the proposed Merger.

Conditions of the U.S. Offer, page 64

20.	All Offer conditions, other than those related to governmental and regulatory approvals necessary to its consummation, must be satisfied or waived as of expiration. Please confirm your understanding and consider revising the reference to “acceptance” in this section.

In response to the Staff’s comment, the Company confirms its understanding that all Offer conditions, other than those related to governmental and regulatory approvals necessary to its consummation, must be satisfied or waived on or before the expiration of the Offers and has revised the reference to “acceptance” under the heading “The Offers—Conditions of the U.S Offer” in the Form F-4 Amendment No. 1 to reflect the Company’s understanding of the foregoing.

The Capital Increase, page 82

21.	Please revise to state whether Enel will be offered pro rata preemptive rights in Enel Chile in connection with the Capital Increase and whether Enel intends to exercise such rights in full.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “The Capital Increase” in the Form F-4 Amendment No. 1 to provide the requested disclosure.

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The Merger, page 83

22.	You state that Enel Chile must “declare[] successful the Offers” as a condition to the Merger. Please revise to describe the factors Enel Chile will consider in making its determination of success, including specifically what factors would result in declaration of an unsuccessful Offer.

In response to the Staff’s comment, the Company has revised the disclosure under the headings “The Merger” and “The Reorganization” in the Form F-4 Amendment No. 1 to provide the requested disclosure.

23.	Please revise your disclosure to state affirmatively whether the Boards of Directors of Enel Chile and EGPL will “adopt certain terms and conditions relating to the Merger” pursuant to Chilean Corporate Regulations. If so, revise your disclosure to provide a summary of those material terms and conditions.

In response to Staff’s comment, the Company has revised the disclosure under “The Merger” in the Form F-4 Amendment No. 1 to state affirmatively that the Boards of Directors of Enel Chile and EGPL have approved the terms and conditions of the Merger (as part of the terms and conditions of the Reorganization) included in the General Terms of the Reorganization approved by such Boards, a copy of which is attached as Annex I to the Form F-4 Amendment No. 1, and to provide a summary of the material terms and conditions of the General Terms of the Reorganization.

The Company supplementally advises the Staff that pursuant to Chilean Corporate Regulations, the Board of Directors of a company party to a merger must present to the shareholders at the shareholders’ meeting held to approve the merger, either a merger agreement or a document containing the terms and conditions of the merger. The respective Boards of Directors of Enel Chile and EGPL have approved the terms and conditions of the Reorganization (including the Merger) that will be presented to the shareholders’ meetings of such companies in the document entitled “General Terms of the Reorganization” and no merger agreement has been or will be executed between Enel Chile and EGPL or Enel in connection with the Merger.

* * * * *

Should you have any questions or comments concerning the Form F-4 Amendment No. 1 or the Schedule TO-T/13E-3 Amendment No. 1, please contact J. Allen Miller at (212) 294-5330 or amiller@winston.com or Sey-Hyo Lee at (212) 294-6655 or shlee@winston.com.

Very truly yours,

/s/ J. Allen Miller

J. Allen Miller

cc:	Mr. Nicolás Billikopf

Capital Markets & Compliance Director

Enel Chile S.A.